-LETTERHEAD-
Transmeridian Exploration, Inc.
397 N. Sam Houston Pkwy., E, Suite 300
Houston, TX 77060



February 7, 2003

Mr. H Roger Schwall
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re: Transmeridian Exploration, Inc.'s Withdrawal of Registration Statement on Form SB-2 filed on September 26, 2002, as amended November 18, 2002
                  File No. 333-100120

Mr. Schwall:

Pursuant to Rule 477 under the Securities Act of 1933, Transmeridian Exploration, Inc. (the "Company") hereby respectfully requests the withdrawal of its above-referenced Registration Statement on Form SB-2, together with all exhibits thereto, filed with the SEC on September 26, 2002 and amended on November 18, 2002.

The Registrant is seeking to withdraw the Registration Statement on the grounds that it no longer has an obligation to register the securities under the Registration Rights Agreement dated August 5, 2002 ("the RRA"). In accordance with Section 4 of the RRA, the Investor is not obligated to be named as an underwriter in the Registration Statement. However, the Company is not obligated to register the shares covered by the RRA if the Investor does not consent to be named as an underwriter in the offering. The Registration Statement was never declared effective by the Commission and no sales of securities were made in connection with this Registration Statement.



Very truly yours,


Jeff S. Tucker
Assistant Secretary